

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2021

Xiaofeng Gao
Chief Executive Officer
Skillful Craftsman Education Technology Ltd
Floor 4, Building 1, No. 311, Yanxin Road
Huishan District, Wuxi
Jiangsu Province, PRC 214000

  Re: Skillful Craftsman Education Technology Ltd
    Form 20-F for the Fiscal Year Ended March 31, 2020
    Filed August 17, 2020
    File No. 001-39360

Dear Mr. Gao:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to the comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended March 31, 2020

Note 7. Intangible assets, net, page 20

1. Please disclose the estimated aggregate amortization expense of intangible assets for each of the five succeeding fiscal years. Refer to ASC 350-30-50-2(a)(3).

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Shapiro at (202) 551-3273 or Lyn Shenk at (202) 551-3380 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Richard Anslow, Ellenoff, Grossman & Schole LLP